UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WASHINGTON STREET, SUITE 325
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT SMITH (415) 820-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Scott Taylor Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANT CAPITAL, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2020, by SCOTT TAYLOR SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature Notary Public

Signature

Partner & Managing Director
Title

ANTONIO LOCATELLI
Notary Public - California
San Francisco County
Commission # 2316760
My Comm. Expires Jan 18, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2019

TABLE OF CONTENTS

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Viant Capital, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in company equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2001
Walnut Creek, California
February 26, 2020

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	510,369
Investments, at fair value	28,560
Accounts receivable	1,980
Prepaids and deposits	55,610
Warrants	986,207
Other investments	135,300
Operating Lease Assets	277,985
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $234,229	2,699
Total Assets	$ 1,998,710

LIABILITIES AND COMPANY EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 31,462
Operating Lease Obligations	277,985
Deferred Revenues	325,200
Total Liabilities	634,647
Company equity:	
Contributed capital, net of accumulated withdrawals	(11,353,442)
Cumulative earnings	12,717,505
Total Company equity	1,364,063
Total Liabilities and Company Equity	$ 1,998,710

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Income
For the Year Ended December 31, 2019

Revenue		
Retainers and success fees	$	3,210,201
Investment income (loss)		(15,218)
Unrealized gains (losses)		(269,033)
Total revenue		2,925,950
Expenses		
Payroll Related expenses		481,590
Commission expense		1,813,320
Rent, net of subtenants		172,845
Insurance		89,877
Professional fees:		
Computer support		32,545
Tax and Accounting		64,150
Compliance		58,808
Consulting		3,095
Legal		2,886
Office expense		15,997
Regulatory fees		15,894
Telephone and communication		11,986
Travel and entertainment		6,082
Subscriptions and data services		1,337
State taxes		11,035
Local taxes		6,047
Depreciation and amortization		2,034
Other		11,367
		2,800,895
Net income	$	125,055

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2019

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2018	$(10,308,342)	$12,592,450	$ 2,284,108
Net income	-	125,055	125,055
Member Contribution	-	-	-
Members Distributions	(1,045,100)	-	(1,045,100)
Balance - December 31, 2019	$(11,353,442)	$12,717,505	$ 1,364,063

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 125,055
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	2,034
Unrealized loss on investments	298,334
Changes in and liabilities:	
(Increase) decrease in operating assets	
Accounts receivable	56,820
Lease deposits and prepaid expenses	(32,031)
Lease assets	(277,985)
Increase (decrease) in operating liabilities	
Accounts payable and accrued liabilities	(55,838)
Lease obligations	277,985
Deferred Revenue	280,200
Net cash provided by (used in) operating activities	674,574
Cash flows from investing activities:	
Additions to fixed assets	-
Sale of other investments	509,304
Investment proceeds, net	-
Net cash provided by (used in) investing activities	509,304
Cash flows from financing activities:	
Member contributions	-
Members distributions	(1,045,100)
Net cash provided by (used in) financing activities	(1,045,100)
Net increase in cash	138,778
Cash at beginning of year	371,591
Cash at end of year	$ 510,369
Supplemental disclosure:	
State income taxes paid	$ 10,507

The accompanying notes are an integral part of these financial statements.

---

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital, LLC (the "Company"), a subsidiary of Viant Group, LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

1. *General Information and Summary of Significant Accounting Policies (Continued)*

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 - Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2019, the cash balance was held in two banks. At December 31, 2019 cash exceeding the FDIC limits of $250,000 was $159,369.

2. *Net Capital Requirement*
As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l).
The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 3.57 to 1 at December 31, 2019. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2019, the Company had net capital as defined of $177,994, which exceeded the minimum requirement of $42,310 by $135,684. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. *Exemption From Rule 15c3-3*
The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

---

4. **Lease Commitment**

The rent for 2019 was $172,845, which was net of subtenant rents of $176,077. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street. A second lease amendment was signed in February 2016, which includes an extension term with a commencement date of December 2016 through November 2021.

500 Washington	Gross Lease Amount 2019	Monthly Payment (Gross)	Sublease Payments 2019	Net Lease Payments 2019
September 2013 to November 2021	$335,422	$26,759	$176,077	$172,845

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balances of each were $583,054 at December 31, 2019. Both the lease asset and the lease liability were offset by the balances of the sublease asset and the sublease liability, totaling $305,069. The balances of the net lease asset and the net lease liability at December 31, 2019 were both $277,985.

5. **Income Taxes**
There is no federal or state income tax liability for the Company at December 31, 2019. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

6. **Fixed Assets**

At December 31, 2019 the fixed assets were as follows:

Furniture and equipment	$172,712
Depreciation of furniture and equipment	(170,013)
Net furniture and equipment	2,699
Tenant improvements - Washington Street	64,216
Amortization of leasehold improvements	(64,216)
Net leasehold improvements	
Total fixed assets and leasehold improvements	$ 2,699

Furniture and equipment is depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. _Restricted Securities_

Fair value measurements
During the normal course of business, stock warrants are received for services performed by the Company.

The Company also invested in early stage private companies. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2019, the Company had common stock in four private companies totaling $135,300. These private company investments would be deemed to be Level 3 due to the lack of significant observable inputs.

Warrants in Private Companies
The Company has warrants in various private companies. The estimated value of these warrants is $986,207 as of December 31, 2019. These warrants are classified as Level 3.

	Warrants and Options	Fair Market Value
Alight Inc.	_143,000_	$ _191,699_
GrayMeta, Inc.	_340,756_	_751,785_
ForeLight Inc.	_31,700_	_33,214_
Other Warrants	_NIA_	_9,509_
		$ _986,207_

8. _Subsequent Events_

Management has evaluated subsequent events through the date on which the financial statements were available to be issued. No additional adjustments or disclosures to the financial statements were deemed necessary.

9. _Recent Accounting Pronouncements_

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. The Company is has implemented the standard. See Note 4 for additional details.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. Topic 606 became effective for the Company's fiscal year ending December 31, 2018. The Company has implemented Topic 606 and has classified $325,200 of retainer payments as deferred revenue at December 31, 2019.

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Company equity		$ 1,364,063
Assets not allowed for net capital purposes:		
Accounts receivable	(1,980)	
Deposits and prepaid assets	(55,610)	
Warrants	(986,207)	
Other investments	(135,300)	
Net furniture and equipment	(2,699)	(1,181,796)
Haircut on trading and investment securities (15%)		(4,273)
		177,994 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness $634,647)		
or $5,000		42,310
Net capital in excess of requirement		$ 135,684
Aggregate indebtedness (total liabilities)		$ 634,647 B
Ratio of aggregate indebtedness ($634,647) to net capital ($177,994)		3.57 to 1
B	A	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 31,462	$ 495,006	.06 to 1
Change in assets		286,173	
Change in liabilities	603,185	(603,185)	
Per statements as finalized	$ 634,647	$ 177,994	3.57 to 1

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Viant Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Viant Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Viant Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Viant Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting an overestimate of revenue resulting in an over estimate of assessment in the amount of $1,701;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Viant Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Viant Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2020

Viant Group

Viant Capital, LLC
500 Washington St., Suite 325
San Francisco, CA 94111
Tel (415) 820-6100
Fax (415) 820-6101

Viant Capital, LLC Exemption Report

Viant Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240. 17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

- The Company claimed an exemption from 17 C.F.R § 240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(i).
- The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

Viant Capital, LLC

I, Scott Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: CEO I Managing Director

Date: February 26, 2020



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

We have reviewed management's statements, included in the accompanying Viant Capital, LLC Exemption Report, in which (1) Viant Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Viant Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Viant Capital, LLC stated that Viant Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Viant Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Viant Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2751*********************MIXED AADC 220
51602 FINRA DEC
VIANT CAPITAL LLC
500 WASHINGTON ST STE 325
SAN FRANCISCO, CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 6,075
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/26/2019 Date Paid	(4,303)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,772

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,772

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
(Name of Corporation, Partnership or other organization)

Jeannette Gaston
(Authorized Signature)

Dated the 10 day of February, 20 20.

FINOP / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __4,060,182__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

     Total additions   __0__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

     Bad Debt Expense   __10,000__

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

     Enter the greater of line (i) or (ii)   _____

     Total deductions   __10,000__

2d. SIPC Net Operating Revenues $ __4,050,182__

2e. General Assessment @ .0015 $ __6,075__
     (to page 1, line 2.A.)